EXHIBIT 99.8

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to (i) the inclusion in Silver Standard Resources Inc.’s  Annual Report on Form 40-F for the year ended December 31, 2012 and (ii) incorporation by reference in the Registration Statement on Form S-8 (No. 333-185498) of our report dated February 28, 2013 on the consolidated financial statements of the Company, comprising  the consolidated statement of financial position as at December 31, 2012 and December 31, 2011 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows  for the years then ended December 31, 2012 and 2011; and on the effectiveness of the internal control over financial reporting of Silver Standard Resources Inc.  as of December 31, 2012.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
March 15, 2013

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.